UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

mPhase Technologies Inc.

(Name of Issuer)

COMMON STOCK, $.001 VALUE

(Title of Class of Securities)

62472C 10 2

(CUSIP Number)

Gustave T. Dotoli
mPhase Technologies Inc.
587 Connecticut Avenue
Norwalk, CT 06854
(203) 838-2741

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 62472C 10 2	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GUSTAVE DOTOLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 23,107,805 shares inclusive of options to purchase shares of common stock
	8	SHARED VOTING POWER 1,028,864,275 owned by Partricia Dotoli (wife)
	9	SOLE DISPOSITIVE POWER 23,107,805 shares inclusive of options and convertible notes to purchase shares of common stock*
	10	SHARED DISPOSITIVE POWER 1,028,864,275 shares of common stock owned by Patricia Dotoli (wife)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,972,079 shares*
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

Does not include convertible note in the aggregate principal amount of $125,365 convertible into 313,412,500 shares of common stock at a price of $.0004 per share contingent upon the availability of sufficient authorized shares.*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62472C 10 2	13D	Page 3 of 4 Pages

The following constitutes the Schedule 13D filed by the Undersigned (the “Schedule 13D”).

Item 1. Security and the Issuer.

This Statement on Schedule 13D (“Statement”) is filed with respect to the Common Stock, $.001 value of mPhase Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as “Common Stock”.

Item 2. Identity and Background.

Items 2(a), 2(b), 2(c) This Statement is filed by Gustave Dotoli. Mr. Dotoli is a Director and the Chief Operating Officer of the Issuer. The principal place of business for mPhase Technologies Inc. is 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566.

2(d), 2(e) During the past five years, Mr. Dotoli has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction  as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On October 19, 2007, Mr. Dotoli was subject to an SEC Consent Decree which is referenced in prior 13D and other filings.

2(f) Mr. Dotoli is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

Mr. Dotoli received  500,000,000 shares of common stock in exchange for cancellation of $200,000 of debt that he transferred to his  wife (Patricia  Dotoli). In addition Mr. Dotoli received 500,000,000 shares of restricted stock with a subject to a two year lockup period that he also transferred to his wife Patricia Dotoli

Item 5. Interest in Securities of the Issuer.

5(a) and (b) Mr. Dotoli together with  is wife beneficially own an aggregate of 1,051,972,079 shares of Common Stock. Mr Dotoli has the sole power to vote or direct the vote of and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Dotoli and his wife beneficially owns 1,365,384,579 shares of Common Stock, inclusive of options and , representing in the aggregate 11% of the total outstanding shares of the Common Stock.

5(c) During the past 60 days Mr. Dotoli purchased 0 shares of common stock in the open market.

5(d) No person other than Mr.Dotoli is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

Item 5(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be filed as Exhibits.

None

CUSIP No. 62472C 10 2	13D	Page 4 of 4 Pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information on set forth in this statement is true, complete and correct.

Dated: June 4, 2014	By:	/s/ Gustave Dotoli
Gustave Dotoli